Exhibit 99.2

PROXY

TOP IMAGE SYSTEMS LIMITED

For the Annual General Meeting of Shareholders to be held
on November 26, 2009

The undersigned shareholder of Top Image Systems Limited (the “Company”) hereby appoints Mr. Itzhak Nakar – and, if he shall be unable to attend to the Meeting, Dr. Ido shechter – with full power of substitution, as the true and lawful attorney, agent and proxy of the undersigned, to vote, as indicated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual Meeting of Shareholders of the Company to be held at the corporate offices of Top Image Systems at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on November 26, 2009 at 10:00 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

☒ Please mark your votes as in this example

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	PROPOSAL NO. 1: Election of directors				2.	PROPOSAL NO. 2A: To approve the terms of annual and per meeting payments to each of Elie Housman, Izhak Nakar and Lyron Bentovim.	☐	☐	☐
	Izhak Nakar	☐	☐	☐

	Elie Housman	☐	☐	☐		Proposal No. 2B To approve the grant of options to Directors.	☐	☐	☐

	Ido Schechter	☐	☐	☐

	Lyron Bentovim	☐	☐	☐	3.	PROPOSAL NO. 3: To approve the terms of compensation of the Company's Chief Executive Officer for 2009 and 2010 and a bonus for 2008.	☐	☐	☐

					4.	PROPOSAL NO. 4: To approve the terms of compensation of the Company's active Chairman of the Board of Directors for 2009 and 2010.	☐	☐	☐

This proxy when properly executed will be voted in the manner directed herein. If no direction is made, this Proxy will be voted FOR all of the above proposals. The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice. This proxy revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares. The undersigned hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.	5.	PROPOSAL NO. 5: To extend the appointment of the independent public accountant of the Company until the next annual general meeting of the Company.	☐	☐	☐

_____________________________________________	________________________________________	______________, 2009
NAME OF SHAREHOLDER IN BLOCK LETTERS	(SIGNATURE OF SHAREHOLDER)	DATE

Note: If the signer is an officer of a corporation, an executor, an administrator, a trustee or similar representative, the full title or capacity should be stated. Joint owners should each sign.